FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 8, 2004

Commission File Number: 0001275816

PowerDsine Ltd.
(Translation of registrant's name into English)

1 Hanagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon, Israel 45421
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]          Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     On September 8, 2004, PowerDsine Ltd. (the “Company”) held a special meeting of its shareholders in order to comply with the Israeli Companies Law, which requires that a shareholders’ meeting be held within 90 days of completion of the Company’s initial public offering to elect external directors. The shareholders elected two independent external directors to the Company’s Board. At the meeting, the shareholders approved the compensation of external directors and the grant of options to the Company’s directors.

The following documents are attached hereto and incorporated by reference herein:

Exhibit 1.	Press Release, dated September 9, 2004, announcing the results of a special general meeting of shareholders held on September 8, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PowerDsine Ltd.

By:	/s/ Igal Rotem

Igal Rotem
Chief Executive Officer

Date: September 9, 2004

Exhibit Index

Exhibit 1.	Press Release, dated September 9, 2004, announcing the results of a special general meeting of shareholders held on September 8, 2004.